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                                                             EXHIBIT 8

                       PROCEDURES MEMORANDUM, PURSUANT TO

                   RULE 6e-3(T)(b)(12)(ii) UNDER THE 1940 ACT
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                                                        March, 1987

                   Description of KILICO's Issuance, Transfer
                     and Redemption Procedures for Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(ii)
                    under the Investment Company Act of 1940

I.   INTRODUCTION

     Set forth below is the information called for under Rule 6e-3(T)(b)(12(ii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22c-1 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate account.


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     The KILICO Variable Separate Account (the "Separate Account") is registered under the 1940 Act. Within the Separate Account are Subaccounts, which are as of the date of this filing, the Money Market Subaccount, the Total
     Return Subaccount, the High Yield Subaccount, the Equity Subaccount and the Government Securities Subaccount (the "Subaccounts"). Procedures apply equally to each Subaccount and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and its Subaccounts is necessary. Each Subaccount invests in shares of a corresponding portfolio of the Kemper Investors Fund (the "Fund"), a "series" type of mutual fund registered under the 1940 Act. The investment experience of the Subaccounts of the Account depends on the market performance of the corresponding fund portfolios.

     KILICO believes its procedures meet the requirements of Rule
     6e-3(T)(b)(12)(ii) and states the following:

     A. Because of the insurance nature of KILICO's flexible premium variable life insurance policies ("policies") and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

     B. Many of the procedures used by KILICO have been adopted from its established procedures for its flexible premium universal life insurance policies.



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     C.   In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, KILICO has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

     D. In general, state insurance laws require that KILICO's procedures be reasonable, fair and not discriminatory.

     E. Because of the nature of the insurance product, it is often difficult to determine precisely when KILICO's procedures deviate from those required under Section 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to address each and every procedure of variation which might occur and does include certain procedural steps which might be deemed as deviations from the above-cited sections rules.

     F. KILICO has filed registration statements under the Securities Act of 1933 and the Investment Company Act of 1940 for Separate Account units of interest with respect to the Kemper Alternative and the Kemper Select, flexible premium life insurance policies. Where the provisions of the policies are the same they will be referred to jointly as "policy" or "policies". Where the provisions differ, the provisions will be distinguished by reference to "Select" or "Select II".


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II.  ISSUANCE

     This section outlines those provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the structure of the cost of insurance and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions, such as reinstatement, which do not result in the issuance of a policy but which require certain payments by the policyowner and involve a transfer of assets supporting the policy reserve into the Account.


     A.   Insurance Charges and Underwriting Standards


          Cost of insurance charges for KILICO's policies will not be the same for all policyholders. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each policyowner pays a cost of insurance charge commensurate with the insured persons mortality risk. This mortality risk is actuarially determined based upon factors such as age, smoking status, sex, health, and occupation. Each insured is charged a monthly deduction based on applying a cost of insurance rate commensurate with his/her mortality risk to the Net Amount at Risk. In the case



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          of the Kemper Select II, the calculation is done indirectly by multiplying the cash value by a factor (.005). This factor produces different rates for different mortality risks because the Net Amount at Risk as a percentage of the cash value varies appropriately.

          The policies will be offered and sold pursuant to the cost of insurance schedules and underwriting standards and in accordance with state insurance laws. Such laws prohibit discrimination among insureds, but recognize that premiums must be based on factors such as age, sex, health and occupation. A table showing the maximum cost of insurance rates will be delivered as part of the policy.

          Although we anticipate charging 50 b.p. for mortality for Kemper Select II for the foreseeable future, there are potential circumstances which may cause us to change either the level of charges or the method (or both). There are many possibilities, but two specific examples are: (1) The level of expected mortality or the slope of expected mortality (by rating class) changes significantly,
          (2) investment performance is significantly worse than expected, so that the average cash value is lower and thus, the average net amount at risk is significantly higher than expected. There are at least two alternative procedures we can adopt to change the level and/or method of assessing mortality charges:


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          (1)  Increase the level to an amount higher than 50 b.p.  At the same time, we would have the system perform an alternate calculation equal to the maximum charge based on 1980 CSO. The cost of insurance charge would then be the lesser of the two amounts.

          (2) Assess cost of insurance based on the actual net amount at risk for each policy, using cost of insurance rates less than or equal to 1980 CSO.


     B.   Application and Initial Premium Processing


          1.   DEATH BENEFIT


               The normal minimum initial Death Benefit for the policies varies with the age, sex, and for the Kemper Select, also smoking status and underwriting class of the Insured. A policy will be issued if the following conditions are met:


               a. A premium payment of at least $5,000 is paid by the Trade Date of the policy.


               b.   A completed application is submitted.


               c. Required underwriting information, satisfactory to KILICO, is provided.



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               There is no maximum Death Benefit for the policy, except
               reinsurance satisfactory to KILICO must be obtained if the initial net amount at risk exceeds $200,000.

          2.   POLICY ISSUE

               Before KILICO will issue a policy, it must receive a completed application and a full initial premium at its Home Office. A policy ordinarily will be issued only for Insureds Age 0 through 75 who supply satisfactory evidence of insurability to KILICO. Acceptance of an application is subject to underwriting by KILICO. KILICO reserves the right to decline an application for any reason.

               After underwriting is complete and the policy is delivered to the owner, insurance coverage under the policy will be deemed to have begun as of the day following the date of receipt of a completed application and the full initial premium. This date is the Policy Date.

          3.   PREMIUMS

               Premiums are to be paid to KILICO at its Home Office. Checks ordinarily must be made payable to KILICO.


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               Initial Premium.  The minimum initial premium that KILICO will accept under a policy is $5,000. KILICO reserves the right to increase or decrease this amount for a class of policies issued after some future date.

               For a given initial premium, the minimum death benefit will depend upon the Insurance Age and sex (and in addition for the Select, the rate class) of the Insured. The minimum death benefit for a given initial premium will be consistent with the assumptions for the Guideline Single Premium calculated under section 7702 of the Internal Revenue Code (the "Code").

               On the day following the date of receipt the initial premium will be allocated to the KILICO General Account. It will be credited with interest equivalent to the investment experience of the Money Market Subaccount. This premium will remain in the KILICO General Account until the Trade Date. On the Trade Date the initial premium, plus interest, will be allocated to the Money Market Subaccount. Additional applicable charges which are currently the charge for the cost of insurance will be deducted as of the Policy Date. On the Trade Date the Policy Cash Value will thus be the same as if the initial premium had been allocated to the Money Market Subaccount on the Policy Date. The Separate Account Value will remain in the Money Market Subaccount until 15 days from the


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               Trade Date of the Policy.  At the end of the 15 day period, the
               Separate Account Value in the Money Market Subaccount will be allocated to the Subaccounts elected by the Owner in the application for the policy.

               The Policy Date is the date used to determine Policy Years and Monthly Processing Dates. The Policy Date will be the date following receipt of the application, except that if such date is the 29th, 30th, or 31st of a month, the Policy Date will be the first of the following month. Acceptance is subject to KILICO's underwriting rules, and KILICO reserves the right to reject an application for any reason. The contestability period and suicide exclusion period are measure from the Policy Date.

               The Trade Date is the date when KILICO accepts the risk of providing insurance coverage to the Insured. Insurance coverage will be limited to a maximum of $200,000 net amount at risk by the temporary insurance provisions of the application until the Trade Date. Monthly deductions and the crediting of investment experience begin as of the Policy Date, even if the Trade Date of the Policy is delayed due to underwriting requirements.

               The cost of insurance for the full amount of coverage applied for (which may or may not be greater than the


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               $200,000 amount provided for under the temporary insurance provision) is applied as of the Policy Date. This is consistent with established administrative procedures of KILICO and is permitted and consistent with common insurance company administrative practice and insurance laws. Were an insured to die prior to the Trade Date, but KILICO had assumed the risk by affirmatively completing underwriting, KILICO would pay the full amount of coverage. Insurance coverage is limited to $200,000 only in cases when the insured dies prior to the Trade Date, and KILICO would not have issued the Policy.

               Additional Premiums. Subject to the premium guidelines established under Federal tax law, additional premiums may be contributed while this policy is in force, including when necessary to prevent lapse. Upon request, KILICO will tell the Owner whether an additional premium payment can be made and what its maximum amount is. These premium payments will not increase the maximum possible Surrender Charge. Except to prevent lapse, such an additional premium payment must be at least $1,000. KILICO reserves the right to limit the ability to make more than one additional premium payment in each Policy Year. Evidence of insurability may be required if an additional premium payment would result in an increase in the Death Benefit.


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          4.   ALLOCATION OF PREMIUMS AND SEPARATE ACCOUNT VALUE

               Allocation of Premiums.    The Owner allocates premiums to
               Subaccounts of the Separate Account. The Owner must indicate the initial allocation in the policy application.

               Fifteen days after the Trade Date, the policy's Separate Account Value in the Money Market Subaccount will be allocated to the Subaccounts of the Separate Account in accordance with the Owner's allocation instructions in the application. Additional premiums received will continue to be allocated in accordance with the Owner's instructions in the application unless contrary written instructions are received. Once a change in allocation is made, all future premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received.

     C.   Delivery Period  - Policies Issued -- Other Than As Applied For

          1. KILICO will take steps to protect itself against anti-selection by the prospective Owner resulting from a deterioration in the health of the proposed Insured


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               including requiring policies to be delivered promptly.
               Generally, the period will not exceed 60 days from the date the policy is issued.

          2. Failure to Complete Delivery - KILICO will review the file to verify that delivery requirements were not satisfied.

               a. If KILICO determines that delivery was satisfied, the policy will be placed in force as of the Policy Date.

               b. If delivery was not satisfied, the policy will be terminated as of the Policy Date and any premium refunded to the Owner, subject to the refund rules mentioned herein. Notification will be sent to the Owner advising him or her that delivery was never completed and that no insurance has been in effect.

          3. KILICO may underwrite applicants for Kemper Select II for issue eligibility for Kemper Select in which case, these delivery period procedures will be followed.

     D.   Delivery Requirements

          1.   An agent/agency must submit all outstanding delivery



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               requirements to the KILICO Home Office prior to the end of the delivery period.

          2. The KILICO Home Office cannot accept partial requirements; however, if an agency does inadvertently submit only part of the requirements necessary to complete delivery, KILICO will record any documents as received, and return the policy to the agency with a memo advising them of the remaining requirements.

          3. Any money submitted with incomplete delivery requirements will be returned to proposed owner and correspondence specifying the remaining requirements.

          4. If a policy is reported as delivered after the delivery period has expired, the policy will be placed in force, subject to Underwriting approval.

          5. If a policy is returned to the agency due to incomplete requirements, a delivery extension may be obtained on the agency's behalf.

     E.   Policy Lapse

          Lapse will occur when the Surrender Value of a policy is



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               insufficient to cover the monthly deduction for the cost of insurance, and a grace period expires without a sufficient payment being made.

               The duration of coverage depends upon the Surrender Value being sufficient to cover the monthly deductions for cost of insurance.

               A grace period of 61 days will be given to the Owner. It begins when notice is sent that the Surrender Value of the policy is insufficient to cover the monthly deduction for the cost of insurance. Failure to make a premium payment or loan repayment during the grace period sufficient to keep the policy in force for three months will cause the policy to lapse and terminate without value.

               If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts in accordance with the most current allocation instructions, unless otherwise requested. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted.

               KILICO will not accept any payment that would cause the total premium payment to exceed the maximum payment



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               permitted by the Code.  However, the Owner may voluntarily repay a portion of Debt to avoid lapse.

               If premium Payments have not exceeded the maximum payment permitted by the Code, the Owner may choose to make a larger payment than the minimum required payment to avoid the recurrence of the potential lapse of coverage. The Owner may also combine premium payments with Debt repayments.

               The death benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt.

          F.   Reinstatement

               If a policy lapses because of insufficient Cash Value to cover the monthly cost of insurance deduction, and it has not been surrendered for its Surrender Value, it may be reinstated at any time within five years after the date of lapse. Reinstatement is subject to:

               (1)  receipt of evidence of insurability satisfactory to KILICO;

               (2) payment of a minimum premium sufficient to keep the policy in force three months; and



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               (3)  payment or reinstatement of any Debt against the policy which existed at the date of termination of coverage.

               The effective date of reinstatement of a Policy will be the Monthly Processing Date that coincides with or next follows the date the application for reinstatement is approved by KILICO. Suicide and incontestability provisions will apply from the effective date of reinstatement. If the Policy has been in force for two years during the lifetime of the Insured, it will be contestable only as to statements made in the reinstatement application.

          G.   Contestability

               1. This policy is contestable for two years during the lifetime of the Insured, measured from the Policy Date, for material misrepresentations made in the initial application for the policy. Policy changes and reinstatements may be contested for two years after the date of the signed application for change or reinstatement. No statement will be used to contest a policy unless it is contained in an application. The two year limitation does not apply in the event of fraud.


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III. TRANSFER PROCEDURES

     A. Separate Account Value may be transferred among the Subaccounts of the Separate Account. One transfer of all or a part of the Separate Account Value may be made within a thirty day period. All transfers made during a business day will be treated as one request.

          1. Transfer requests must be in writing in a form acceptable to KILICO, or by telephone authorization under forms authorized by KILICO.

          2. The minimum transfer amount is $500 or the total amount in a particular Subaccount. No partial transfer may be made if the value of the Owner's remaining interest in a Subaccount, from which amounts are to be transferred, would be less than $500 after such transfer.

          3. Transfers will be based on the Accumulation Unit Values next determined following receipt of valid, complete transfer instructions by KILICO.

          4. The transfer provision may be suspended, modified or terminated at any time by KILICO.

          5. Written acknowledgement of transfers between Subaccounts will be provided at two points in time:



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               a.   A confirmation notice will be sent to the Owner within seven days of receipt of the request.

               b.   The annual report will also reflect transfers.

     B.   Policy Loans

          1. On and after the first Monthly Processing Date after the Policy Date of the policy, the Owner may by written request to KILICO borrow all or part of the Maximum Loan Amount of the policy. The Maximum Loan Amount is 90% of the policy's Cash Value minus applicable surrender charges. The amount of any new loan may not exceed the Maximum Loan Amount less Debt on the date a loan is granted. The minimum amount of a loan is $500. Any amount due an Owner under a Policy Loan ordinarily will be paid within 7 days after KILICO receives a loan request at its Home Office, although payments may be postponed under certain circumstances.

          2. On the date a loan is made, Separate Account Value equal to the loan amount will be transferred from the Separate Account to the loan account in the General Account. Unless the Owner directs otherwise, the loaned amount will be deducted from the Subaccounts in proportion to the values that each Subaccount bears to


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               the Separate Account Value of the policy in all of the
               Subaccounts at the end of the Valuation Period during which the request is received.

          3. If Surrender Value on the day immediately preceding a Monthly Processing Date is less than the monthly cost of insurance deduction for the next month, KILICO will notify the Owner and any assignee of record.

          4. A policy loan will have an effect on the Cash Value of a policy. The collateral for the loan (the amount held in the General Account) does not participate in the experience of the Subaccount while the loan is outstanding. If the amount credited to the General Account is more than the amount that would have been earned in the Subaccount, the Cash Value will, and the Death Benefit may, be higher as a result of the loan. Conversely, if the amount credited to the General Account is less than would have been earned in the Subaccount, the Cash Value, as well as the Death Benefit, may be less.

     C.   Loan Interest

          1. The loan interest will be assessed at an effective annual rate of 6.00% for the Kemper Select and 6.50% for the Select II.
               Interest not paid will be added to the loan amount due and bear interest at the same rate.


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          2.   Cash Value in the loan account within the General Account
               attributable to the premium will earn no less than 4.00% annual interest. Cash Value in the loan account within the General Account attributable to amounts in excess of premium will earn no less than 6.00% annual interest for the Kemper Select and 6.50% annual interest for the Select II. Such earnings will be allocated to the General Account.

     D.   Loan Repayment

          1. While the policy is in force, policy loans may be repaid at any time, in whole or in part. Payments will be treated as payment of outstanding Debt unless the Owner indicates that the payments should be treated otherwise. If otherwise permitted by the guideline premium limits of the Code where there is no indication made, the portion of a payment that exceeds the amount of any Debt will be treated as a premium payment. If not permitted by the Code, the amount that exceeds any Debt will be refunded to the Owner.

          2. At the time of repayment, Cash Value in the loan account of the General Account equal to the amount of the repayment which exceeds the difference between interest due and interest earned will be allocated to the Subaccounts according to the Owner's current allocation instructions, unless otherwise requested by the Owner.



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               Loan repayments will be applied first to reduce that portion of the loan account attributable to interest due on loaned premium; second, to that portion of the loan account attributable to premium; third, to that portion of the loan account attributable to interest due on loaned amounts in excess of premium; and fourth to that portion of the loan account attributable to loaned amounts in excess of premium. Transfers from the General Account to the Separate Account as a result of the repayment of Debt will be allocated at the end of the Valuation Period during which the repayment is received. Such transfers will not be counted in determining the transfers made within a 30 day period.

          3. KILICO will provide written confirmation of loan repayments, including the effective date of the payment, and the effect on specific Subaccounts, within seven days of the receipt of payment.

     E.   Policy Anniversary and Monthly Processing Date

          1. For Kemper Select the Cost of Insurance (COI) is calculated on the net amount at risk for the Kemper Select using current rates obtained from the issue age file. These mortality rates, which are renewable, are ultimate. An option by plan allows a guarantee period for current rates (e.g., one policy year).



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               The COI for Kemper Select II is .50 basis points per year on the unloaned cash value.

               For Kemper Select after calculating COI, substandard ratings are applied. Increases in specified amount can be rated separately from the original rating.

          2. The calculated deductions are distributed among the funds according to the selected allocation percentages specified by the policyholder.

IV.  REDEMPTION PROCEDURES

     The following outlines are administrative procedures attendant to transactions which involve redemption of a policy's values.

     A.   Free Look Period

          1. The Owner may, until the end of the period of time specified in the policy, examine the policy and return it for a refund. The applicable period of time will depend on the state in which the policy is issued; however, it will be at least 10 days from the date the policy is received by the Owner. The amount of the refund will be the premium paid. An Owner seeking a refund should return the policy to KILICO at its Home Office or to the agent who sold the policy.



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


          2.   The policy will receive a refund equal to the premium paid.

          3. Refunds will be made within seven working days of receipt of the request, providing the original payment has had sufficient time from the date of our deposit to clear the payor's bank account. Normally, this is 30 days for payments made by personal check, money order or cashier's check. Any refund or portion thereof is subject to being held in KILICO's office until this time requirement is met. If only a portion of the refund is needed to meet the time requirements, the undisputed portion will be released within the seven day time frame. The disputed portion will be held until the time requirement is met and then refunded by separate check. Any refund that needs to be held to meet the time requirement from KILICO date of deposit can be expedited if the payor submits proof that the item has been honored by the bank.

     B.   Exchange Rights

          1. The Owner may, while the policy is in force, exchange it at any time after its issue, for a non-variable permanent fixed benefit life insurance policy then currently being offered by KILICO on the life of the Insured. No evidence of insurability will be required.



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          2.   During the first two years after the policy trade date, the amount of the new policy may be, at the election of the Owner, either the initial Death Benefit or the same net amount at risk as the policy on the exchange date.

          3. After two years from the policy trade date, the amount of the new policy will be for the same net amount at risk as the policy on the exchange date.

          4. All Debt under the policy must be repaid and the surrender of the policy is required before the exchange is made. The policy date and issue age will be the same as existed under the policy.

          5. The exchange will be subject to an adjustment in the Policy Cash Value to reflect variances in contractual charges against premium payments between the Kemper Select or Select II, as applicable, and the new policy; however, surrender charges will have no effect on the amount transferred to the new policy. If this adjustment results in an increase in the policy cash value, the adjustment will be credited toward the new policy. If this adjustment results in a decrease in policy cash value, then KILICO will require a payment from the policyowner for the decrease amount and the full policy cash value will be credited to the new policy.



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          6.   Once this right of exchange is exercised, all contractual
               provisions will be according to the new policy selected. These include, but are not limited to, surrender charges, current and guaranteed monthly deduction rates, charges against premium payments and the method of calculation of policy gross value.

     C.   Surrender Privilege

          1. While the Insured is living and the policy is in force, the Owner may surrender the policy for its Surrender Value. To surrender the policy, the Owner must make written request to KILICO at its Home Office and return the policy to KILICO. The Surrender Value is equal to the Cash Value less any applicable Surrender Charge and any Debt. Partial surrenders are not permitted.

          2. No sales charge is deducted from any premium payment. However, a contingent deferred sales charge ("Surrender Charge") will be used to cover expenses relating to the distribution of the policy including commissions paid to sales personnel, and other promotion and acquisition expenses. If this policy is surrendered or if the Cash Value is applied under a Settlement Option, the amount payable may reflect a deduction for applicable Surrender Charges.


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          3.   A Surrender Charge will not be assessed against Cash Values applied under a settlement option if the policy has been in force for five or more years and the settlement option elected provides for benefit payments of at least five years. The amount of the Surrender Charge will be calculated as a percentage of the lesser of premium paid in the first Policy Year or Cash Value under the policy.

          4. The charge decreases from 9% to 0% depending on the length of time between the Policy Date and the date of surrender or application under a settlement option, provided, however, that for Kemper Select II the Surrender Charge will never exceed $60 per $1,000 of initial Death Benefit.

          5. During the period from the Policy Date to the first Policy Anniversary, the rate is 9%; on the first Policy Anniversary, the rate decreases to 8%, and on each of the next eight Policy Anniversaries it will decrease an additional 1%. Thus, there will be no Surrender Charge with respect to the premium paid in the first Policy Year beginning on the ninth Policy Anniversary.

          6. The applicable Surrender Charge will be determined based upon the date of receipt of the written request for surrender.

          7.   No minimum amount of Surrender Value is guaranteed.

          8. KILICO will make the payment of Surrender Value out of its General Account and at the same time, transfer assets from the Separate Account to the General Account in an amount equal to the policy reserves in the Separate Account.

     D.   Death Claims

          1. KILICO will ordinarily pay a death benefit to the beneficiary within seven calendar days after receipt, at its Home Office, of the policy, due proof of death of the Insured and all other requirements necessary* to make payment. KILICO will send the check to the beneficiary within seven days after KILICO receives all required documents.

     *State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the policies regarding suicide and incontestability.

          2. The Death Benefit may vary with the Cash Value of the policy, which depends on the investment experience of the Separate Account Subaccounts to which a policy's Separate Account Value is allocated. An increase in the Cash Value may increase the Death Benefit. However while the policy is in force, because the Death Benefit will never be less than the guaranteed minimum death benefit, a decrease in Cash Value may decrease the Death Benefit but never below the guaranteed minimum death benefit.

          3. The Death Benefit will be the greater of the guaranteed minimum death benefit or the applicable multiple of the Cash Value, less Debt.

          4. KILICO will make payment of the death benefit out of its General Account, and will transfer assets from the Separate Account to the General Account in an amount equal to the reserve in the Separate Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

     F.   Premium Refunds

          KILICO will not normally refund premium payments unless one of the following situations occurs:

          1. The Insured is rated substandard during the underwriting process and the Owner does not accept the rating.

          2. The proposed Insured is determined to be uninsurable by KILICO's standards.

          3. The premium paid is in permanent suspense because underwriting requirements were never completed.

          4. The delivery period has expired and delivery has not been completed.

          5.   The Owner exercised the Free Look Privilege.

          6. The premium payment would disqualify the policy as life insurance coverage; (see Guideline Premium Test) however, in this instance, the payment will first be applied as a repayment of any outstanding loans.

          7. In the event an application is declined by KILICO, the initial premium will be refunded, together with the earnings credited based on the investment experience of the KILICO Money Market Subaccount.

     G.   Guideline Premium Test - Tax Qualification

          The Guideline Premium Test is a two part test applied to determine if a policy qualifies as life insurance as defined in the IRS Code, Section 7702.

          1. Part I - Guideline Premium Limitation. The sum of the actual premiums paid into the contract cannot exceed the greater of:

               a.   the guideline single premium, or

               b.   the sum of the guideline level premiums at that time.

          2. The guideline single premium is the premium needed at issue for the future benefits under contract, computed on the basis of:

               a.   the guaranteed mortality charges specified in the contract.

               b.   other guaranteed charges specified in the contract, and

               c. an interest rate which is the greater of an annual effective rate of six percent or the rate or rates guaranteed at issue.

          3.   For this plan the guideline single premium is based on:

               a.   the guaranteed maximum mortality rates, for all durations.

               b. mortality and expense risk charge, and, for Kemper Select II, also the administrative expense charge as specified in the contract and

               c.   six percent interest.

          4. Guideline level premiums are the annual premium version of the guideline single premium based on the above assumptions and a premium payment period extending to age 95. The interest rate used will be four percent.

               At the point where a policy is recognized as being out of compliance, the Death Benefit must be decreased or premiums refunded as necessary for qualification as life insurance.


          5. Part II - Cash Value Corridor Requirement. The Cash Value test regulates the ratio of the policy Cash Value to the death benefit regardless of the effect of the guideline premium limit. The death benefit payable under the contract must always be greater than or equal to the policy Cash Value times the death benefit factor.

               Death benefit factors vary only by attained age and range from
               1.00 to 2.50 for Kemper Select and 1.00 to 8.33 for Kemper Select II.

               A check for compliance will be made at the time premiums are applied and at least annually thereafter. If a violation is detected, the agent will be notified and monies refunded.

     H.   Misstatement of Age or Sex

          If the age or sex of the Insured is misstated, the Cash Value and Death Benefit will be recalculated from the Policy Date based on the correct sex and age.

     I.   Postponement of Payments

          Payment of any amount due upon: (a) policy termination at the maturity date, (b) surrender of the policy, (c) payment of any policy loan, or (d) death of the Insured, may be postponed whenever:

          (1) The New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the SEC;

          (2) The SEC by order permits postponement for the protection of Owners; or

          (3) An emergency exists, as determined by the SEC, as a result of which disposal of securities of the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

          Transfers may also be postponed under these circumstances.

     J.   Payment Not Honored by Bank

          The portion of any payment due under the policy which is derived from any amount paid to KILICO by check or draft may be postponed until such time as KILICO determines that such instrument has been honored by the bank upon which it was drawn.

     K.   Suicide

          Suicide by the Insured, while sane or insane, within two years from the Policy Date of the policy is a risk not assumed under the policy. KILICO's liability for such suicide is limited to the Cash Value less any Debt. When the laws of the state in which a policy is delivered require less than a two year period, or return of premium paid the period or amount paid will be as stated in such laws.

     V.   RECORDS AND REPORTS

          KILICO will maintain all records relating to the Separate Account. KILICO will send Owners, at their last known address of record, an annual report stating the Death Benefit, the Accumulation Unit Value, the Cash Value and Surrender Value under the policy, and indicating any additional premium payments, transfers, policy loans and repayments and charges made during the Policy Year. Owners will also be sent annual and semi-annual reports for the Fund to the extent required by the 1940 Act.